Exhibit 3.2

AMENDMENT NO. 3

TO THE

MACK-CALI REALTY CORPORATION

AMENDED AND RESTATED BYLAWS

This Amendment No. 3 to the Mack-Cali Realty Corporation Amended and Restated Bylaws duly adopted on June 10, 1999 (the “Bylaws”), shall be effective as of May 14, 2014.  All term used herein and not defined herein shall have the meanings ascribed to such terms in the Bylaws.

The Bylaws of Mack-Cali Realty Corporation as currently in effect are hereby amended by deleting therefrom in its entirety Section 2 of Article III and inserting in lieu thereof the following:

Section 2.  Number, Tenure and Qualifications.  At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, nor more than fifteen (15).  Each director shall hold office for the term for which he is elected and until his successor is elected and qualified.

Notwithstanding the foregoing, upon the occurrence of a default in the payment of dividends on any class or series of preferred stock, or any other event, which will entitled the holders of any class or series of preferred stock to elect additional directors of the Corporation, the number of directors of the Corporation will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of preferred stock, and such increase in the number of directors shall remain in effect for so long as the holders of such class or series of preferred stock are entitled to elect such additional directors.  Any such additional directors shall hold office for the time provided in the terms of the class or series of preferred stock pursuant to which such additional directors were elected.